SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172406100

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

Zvi Rhine

Sabra Capital Partners, LLC

401 E. Ontario Street, Suite 2301

Chicago, Illinois 60611

(847) 414-4371

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406100	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,583,098
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,583,098
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,583,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5.

CUSIP No. 172406100	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Sabra Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,122,500 (including warrants to acquire 52,500 shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,122,500 (including warrants to acquire 52,500 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,122,500 (including warrants to acquire 52,500 shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 172406100	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Sabra Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 74,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 172406100	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Mr. Zvi Rhine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,350 (including warrants to acquire 26,250 shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,350 (including warrants to acquire 26,250 shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 500,350 (including warrants to acquire 26,250 shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 172406100	13D	Page 6 of 8 Pages

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned reporting persons (collectively, the “Reporting Persons”) hereby amend their statement on Schedule 13D dated June 3, 2015, as amended by Amendment No. 1 dated June 9, 2015 and Amendment No. 2 dated June 10, 2015 (the “Schedule 13D”), regarding the Class A Common Stock, par value $0.001 per share (“Common Stock”), of Cinedigm Corp., a Delaware corporation (the “Company”). This statement constitutes Amendment No. 3 to the Schedule 13D. Unless otherwise indicated herein, there are no other changes to the information set forth in the Schedule 13D. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding the following to the end of the section:

On July 30, 2015, the Reporting Persons entered into a Settlement Agreement (the “Settlement Agreement”) with the Company, related to the composition of the Company’s Board of Directors (the “Board”) and other related matters, which are described in further detail in Item 4 of this Statement. Additionally, effective as of July 30, 2015, the Reporting Persons terminated the Group Agreement pursuant to a Termination Agreement (the “Termination Agreement”). Accordingly, the Chez Reporting Person and each of the Sabra Reporting Persons are no longer members of a Section 13(d) group with one another. To the extent required by law, the Chez Reporting Person and each of the Sabra Reporting Persons will continue to separately file statements on Schedule 13D with respect to their respective investments in securities of the Company.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following to the end of the section:

On July 30, 2015, the Reporting Persons and the Company entered into the Settlement Agreement. Pursuant to the terms of the Settlement Agreement, the size of the Board was increased to 12 members, and Zvi Rhine, Patrick O’Brien, Blair Westlake and Andrew Schuon were appointed to the Board effective immediately. Messrs. Rhine and O’Brien were appointed to the Nominating Committee and the Compensation Committee of the Board, respectively. The Company also agreed to nominate, recommend and solicit proxies for each of Messrs. Rhine and O’Brien for re-election at each annual meeting of the Company’s stockholders during the Standstill Period (as defined below). The Company also named Mr. Chez to the role of Strategic Advisor to the Company to advise the Company on financings and capital structure, strategic transactions and opportunities, including acquisitions and dispositions, and other matters. As compensation for his service to the Company, the Company agreed to issue Mr. Chez restricted Common Stock with an aggregate value of $50,000 (based on the closing price of the Common Stock).

As part of the Settlement Agreement and during the Standstill Period, each of the Reporting Persons agreed to, among other things, vote in favor of the Board’s slate of directors and certain other matters. The Settlement Agreement imposes certain other limitations on the Reporting Persons that are effective from the date of the Settlement Agreement until the earlier of the date that is 15 business days before the deadline for the submission of stockholder nominations for the Company’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”) or the date that is 60 days prior to the 2017 Annual Meeting (the “Standstill Period”). The Settlement Agreement also provides that within two business days the Chez Reporting Person is to surrender 86,301 shares of Common Stock to the Company for disposition by an agent of the Company and distribution of the proceeds to the Chez Reporting Person in accordance with Article Fourth of the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended to date. The surrender will be effective following the termination of the group pursuant to the Termination Agreement.

CUSIP No. 172406100	13D	Page 7 of 8 Pages

The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the Termination Agreement, the Group Agreement was terminated by the Reporting Persons. The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The introductory paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 74,491,762 shares of Common Stock reported by the Company as outstanding as of June 22, 2015, in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its year ended March 31, 2015.

Item 5.I. of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

I.	Chez Reporting Person

(a) This Statement relates to 5,608,098 shares of Common Stock and warrants to purchase an additional 975,000 shares of Common Stock (the “Chez Warrant”) through exercise of the Chez Warrant (which are exercisable within sixty days), in each case owned by the Chez Reporting Person. The 6,583,098 shares of Common Stock (including the 975,000 shares of Common Stock exercisable pursuant to the Chez Warrant) beneficially owned by the Chez Reporting Person and reported on this Statement represent approximately 8.7% of the Company’s outstanding shares (as calculated in accordance with Rule 13d-3(d)(1)(i) of the Regulations promulgated pursuant to the Act).

(b) The Chez Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock reported in Item 5.I.(a) above.

(c) Other than the transactions described in Item 4 of this Statement, since the last filing of an amendment to this Statement, the Chez Reporting Person has effected no transaction in the Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 5.II(e). of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(e) The Sabra Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities upon the execution of the Termination Agreement on July 30, 2015.

CUSIP No. 172406100	13D	Page 8 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the section:

As described in Items 2 and 4 of this Statement (which are incorporated herein by reference), the Reporting Parties entered into the Settlement Agreement and the Termination Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 99.1	Settlement Agreement

Exhibit 99.2	Termination Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 3, 2015

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez

SABRA INVESTMENTS, LP by Sabra Capital Partners, LLC, its general partner

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

SABRA CAPITAL PARTNERS, LLC

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine